ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

10 March 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: PROFIT AND DIVIDEND ANNOUNCEMENT

Attached please find a copy of Absa Group Limited's Profit and Dividend Announcement as published on the Johannesburg Securities Exchange's News Service (SENS) on Tuesday, 21 February 2006, for the nine months ended 31 March 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

Absa Group Limited - Profit and Dividend Announcement

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AMAGB
Absa Group Limited - Profit and Dividend Announcement
ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1986/003934/06)
("Absa" or "the Group")
JSE share code: ASA
Issuer code: AMAGB
ISIN: ZAE000067237
AUDITED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2005
GROUP SALIENT FEATURES

	Nine months ended			Twelve months ended
	31 December			31 March
Income statement (Rm)	2005 (Audited)	2004 (Unaudited) (Pro forma)	Change %	2005 (Audited (Restate *
Headline earnings	4 902	4 014	22,1	5 394
Profit attributable to equity holders	4 776	3 942	21,2	5 419
Balance sheet (Rm)				
Total assets	407 422	n/a		347 161
Loans and advances to customers	322 097	n/a		268 240
Deposits due to customers	300 298	n/a		251 984
Financial performance (%)				
Return on average equity**	26,5	25,2		25,3
Return on average assets, excluding acceptances**	1,73	1,63		1,65
Operating performance (%)				
Net interest margin on average assets**	3,36	3,28		3,25
Net interest margin on average interest-bearing assets**	3,77	3,69		3,70
Impairment losses on loans and advances as % of average loans and advances to customers**	0,26	0,54		0,52
Non-performing advances as % of loans and advances to customers	1,7	2,4		2,2
Non-interest income as % of operating income	51,1	52,6		53,8
Cost-to-income ratio	58,0	57,5		56,6
Share statistics (million)				
Number of shares in issue	666,9	655,1		655,1

Weighted average number of shares	662,1	650,5		652,1
Weighted average diluted number of shares	690,8	669,3		677,3
Share statistics (cents)				
Headline earnings per share	740,4	617,0	20,0	827,2
Diluted headline earnings per share	710,9	600,7	18,3	797,9
Earnings per share	721,4	605,9	19,1	831,0
Diluted earnings per share	692,7	589,9	17,4	801,6
Dividends per share relating to income for the period	295,0	n/a		295,0
Dividend cover (times)	2,5	n/a		2,8
Net asset value per share	3 890	3 577	8,8	3 569
Capital adequacy (%)				
Absa Bank	10,7	11,5		11,4
Absa Group	11,3	12,1		12,0

* The comparatives for March 2005 have been restated for International Financial Reporting Standards (IFRS) throughout the document.

** These ratios have been annualised owing to the nine month period.

GROUP INCOME STATEMENT

	Nine months ended 31 December 2005 (Audited) Rm	2004 (Unaudited) (Pro forma) Rm	Change %	Twelve months ended 31 March 2005 (Audited) (Restated Rm
Net interest income	9 647	7 924	21,7	10 431
Interest and similar income	23 212	21 445	8,2	26 937
Interest expense and similar charges	(13 565)	(13 521)	(0,3)	(16 506)
Impairment losses on loans and advances	(569)	(978)	41,8	(1 284)
	9 078	6 946	30,7	9 147
Net fee and commission income	7 067	6 395	10,5	8 920
Fee and commission income	7 750	6 995	10,8	9 703
Fee and commission expense	(683)	(600)	13,8	(783)
Net insurance premium income	1 948	1 562	24,7	2 051
Insurance premium revenue	2 146	1 815	18,2	2 341
Premiums ceded to reinsurers	(198)	(253)	21,7	(290)
Net claims and benefits paid	(797)	(673)	(18,4)	(929)
Gross claims and benefits paid on insurance contracts	(913)	(713)	(28,1)	(1 023)
Reinsurance recoveries	116	40	>100,0	94
Changes in insurance and investment liabilities	(1,026)	(677)	(51,6)	(668)
Gains and losses from banking and trading activities	781	596	31,0	870
Gains and losses from investment activities	1 336	973	37,3	1 228
Other operating income	759	619	22,6	696
Net operating income	19 146	15 741	21,6	21 315
Operating expenses	(12 216)	(10 302)	(18,6)	(13 708)
Operating expenses	(11 438)	(9 619)	(18,9)	(12 785)
Impairments	(54)	(104)	48,1	(118)
Indirect taxation	(724)	(579)	(25,0)	(805)
Share of profit of associated				

and joint venture companies	101	48	>100,0	59
Operating profit before income tax	7 031	5 487	28,1	7 666
Taxation expense	(2 187)	(1 486)	(47,2)	(2 172)
Profit for the period	4 844	4 001	21,1	5 494
Attributable to:				
Equity holders of the Group	4 776	3 942	21,2	5 419
Minority interest	68	59	15,3	75
	4 844	4 001	21,1	5 494
Headline earnings	4 902	4 014	22,1	5 394

GROUP INCOME STATEMENT - NINE AND TWELVE MONTHS INFORMATION

As a result of the Group"s change in year-end from March to December, managem has prepared, to facilitate the interpretation of the Group"s results for a twelve month period ending 31 December, the following pro forma financial information:

	Nine months ended 31 December 2005 (Audited) Rm	Three months ended 31 March 2005 (Unaudited) (Pro forma) (Restated) Rm	Twelve months ended 31 December 2005 (Unaudited) (Pro forma) (Restated) Rm
Net interest income	9 647	2 507	12 154
Interest and similar income	23 212	5 492	28 704
Interest expense and similar charges	(13 565)	(2 985)	(16 550)
Impairment losses on loans and advances	(569)	(306)	(875)
	9 078	2 201	11 279
Net fee and commission income	7 067	2 525	9 592
Fee and commission income	7 750	2 708	10 458
Fee and commission expense	(683)	(183)	(866)
Net insurance premium income	1 948	489	2 437
Insurance premium revenue	2 146	526	2 672
Premiums ceded to reinsurers	(198)	(37)	(235)
Net claims and benefits paid	(797)	(256)	(1 053)
Gross claims and benefits paid on insurance contracts	(913)	(310)	(1 223)
Reinsurance recoveries	116	54	170
Changes in insurance and investment liabilities	(1 026)	9	(1 017)
Gains and losses from banking and trading activities	781	274	1 055
Gains and losses from investment activities	1 336	255	1 591
Other operating income	759	77	836
Net operating income	19 146	5 574	24 720
Operating expenses	(12 216)	(3 406)	(15 622)
Operating expenses	(11 438)	(3 166)	(14 604)
Impairments	(54)	(14)	(68)
Indirect taxation	(724)	(226)	(950)
Share of profit of associated and joint venture companies	101	11	112
Operating profit before income tax	7 031	2 179	9 210
Taxation expense	(2 187)	(686)	(2 873)
Profit for the period	4 844	1 493	6 337
Attributable to:			
Equity holders of the Group	4 776	1 476	6 252

Minority interest	68	17	85
	4 844	1 493	6 337
Headline earnings	4 902	1 380	6 282

DETERMINATION OF HEADLINE EARNINGS

	Nine Months ended 31 December 2005 (Audited) Rm	Twelve months ended 31 March 2005 (Audited) (Restated) Rm
Headline earnings is determined as follows:		
Net income attributable to shareholders	4,776	5 419
Adjustments for:		
Net profit on disposal of property and equipment	(18)	(12)
Net loss/(profit) on disposal of available-for-sale assets and strategic investments	130	(150)
Impairment costs		
Available-for-sale and strategic investments	14	30
Goodwill impaired	-	107
Headline earnings	4,902	5 394

GROUP BALANCE SHEET

	31 December 2005 (Audited) Rm	31 March 2005 (Audited) (Restated) Rm	Change %
Assets			
Cash, cash balances and balances with central banks	15 043	13 183	14,1
Statutory liquid asset portfolio	16 289	14 384	13,2
Loans and advances to banks	4 602	3 528	30,4
Trading assets	22 830	21 351	6,9
Hedging derivative assets	1 016	600	69,3
Loans and advances to customers	322,097	268 240	20,1
Reinsurance assets	423	320	32,2
Other assets	6 762	7 563	(10,6)
Investments	12 759	13 599	(6,2)
Investments in associated undertakings and joint ventures	895	607	47,4
Intangible assets	191	197	(3,0)
Property and equipment	3 451	3 209	7,5
Current tax assets	17	5	>100,0
Deferred tax assets	86	183	(53,0)
Clients" liabilities under acceptances	961	192	>100,0
Total assets	407 422	347 161	17,4
Liabilities			
Deposits from banks	28 431	24 370	16,7
Trading liabilities	19 397	20 028	(3,2)
Hedging derivative liabilities	2 004	1 610	24,5
Deposits due to customers	300 298	251 984	19,2
Current tax liabilities	438	493	(11,2)
Liabilities under investment			

contracts	6 287	4 325	45,4
Policyholder liabilities under insurance contracts	2,736	2 390	14,5
Borrowed funds	6 483	5 679	14,2
Other liabilities and sundry provisions	11 824	10 726	10,2
Deferred tax liabilities	2 562	1 859	37,8
Liabilities to clients under acceptances	961	192	>100,0
Total liabilities	381 421	323 656	17,8
Equity			
Capital and reserves attributable to equity holders:			
Share capital	1 327	1 310	1,3
Share premium	1 875	1 611	16,4
Other reserves	622	383	62,4
Distributable reserves	21 931	19 969	9,8
	25 755	23 273	10,7
Minority interest	246	232	6,0
Total equity	26 001	23 505	10,6
Total equity and liabilities	407 422	347 161	17,4
Contingent liabilities - banking related	16 331	16 630	(1,8)

GROUP STATEMENT OF CHANGES IN EQUITY

	31 December 2005 (Audited)	31 March 2005 (Audited) (Restated)
	Rm	Rm
Share capital	1 327	1 310
Opening balance	1 310	1 291
Prospective IFRS adjustment - treasury shares Absa Life Limited	(2)	-
Shares issued	24	8
Consolidation of treasury shares held by Absa Life Limited	1	-
Consolidation of Absa Group Limited Share Incentive Trust	(6)	11
Share premium	1 875	1 611
Opening balance	1 611	1 309
Prospective IFRS adjustment - treasury shares Absa Life Limited	(40)	-
Shares issued	382	111
Elimination of treasury shares held by Absa Life Limited	13	-
Consolidation of Absa Group Limited Share Incentive Trust	(91)	191
Other reserves	622	383
Opening balance as previously reported	383	755
IFRS adjustments applied retrospectively	-	10
Movement in foreign currency translation reserve	(130)	31
Movement in regulatory general credit risk reserve	-	(332)
Movement in available-for-sale		

reserve	90	(75)
Movement in cash flow hedges reserve	97	(56)
Movement in insurance statutory reserve	11	30
Movement in associated undertakings and joint ventures" retained earnings reserve	101	(20)
Movement in share based payments reserve	70	40
Distributable reserves	21 931	19 969
Opening balance as previously reported	19 969	15 995
IFRS adjustments applied retrospectively	-	(423)
IFRS adjustments applied prospectively	(301)	-
Consolidation of Absa Group Limited Share Incentive Trust and other	-	(4)
Transfer to insurance statutory reserve	(11)	(30)
Transfer (to)/from associated undertakings and joint ventures" retained earnings reserve	(101)	18
Transfer from regulatory general credit risk reserve	-	332
Profit attributable to shareholders	4 776	5 419
Dividends paid during the period	(2 401)	(1 338)
	25 755	23 273
Minority interest	246	232
Opening balance as previously reported	232	171
IFRS adjustments applied retrospectively	-	4
Other reserve movements	(54)	(18)
Minority share of profit	68	75
Total equity	26 001	23 505

GROUP CASH FLOW STATEMENT

	Nine months ended 31 December 2005 (Audited)	Twelve months ended 31 March 2005 (Audited) (Restated)
	Rm	Rm
Net cash flow from operating activities	1 487	8 812
Net cash flow from/(utilised) in investing activities	1 429	(6 562)
Net cash utilised in financing activities	(1 370)	(2 526)
Net increase/(decrease) in cash and cash equivalents	1 546	(276)
Cash and cash equivalents at the beginning of the period	6 796	7 077
Effects of exchange rate changes on cash on cash equivalents	1	(5)
Cash and cash equivalents at the end of the period	8 343	6 796

PROFIT CONTRIBUTION BY BUSINESS AREA

	Nine months ended 31 December 2005 (Audited)	2004 (Unaudited)	Twelve months ended 31 March 2005 (Audited)

	Rm	(Pro forma) Rm	Change %	(Restated) Rm
Banking operations				
Retail banking	2 136	1 759	21,4	2 397
Absa Private Bank	153	152	0,7	221
Retail Banking Services	355	275	29,1	404
Flexi Banking Services	200	165	21,2	203
Absa Home Loans and Repossessed Properties	793	627	26,5	838
Absa Card	385	320	20,3	441
Small Business	250	220	13,6	290
Commercial banking	1 294	999	29,5	1 403
Business Banking Services	764	621	23,0	844
Absa Vehicle and Asset Finance	530	378	40,2	559
Wholesale banking	669	554	20,8	843
African operations	90	62	45,2	71
Corporate centre	(213)	(97)	>(100,0)	(288)
Capital and funding centre	(29)	(75)	61,3	(159)
Total banking	3 947	3 202	23,3	4 267
Insurance, fiduciary and investment operations	1 075	812	32,4	1 127
Costs relating to the Barclays transaction	(120)	-	>(100,0)	-
Total headline earnings	4 902	4 014	22,1	5 394

PROFIT COMMENTARY

Sustained earnings growth

Absa Group Limited produced another good performance for the nine months unde review, with solid contributions from all the Group"s major business units. Significant features of this performance included the Group"s ability to grow lending and its customer base in a consumer-friendly domestic economic environment with low levels of bad debts and buoyant equity markets.

As a result of the alignment of Absa"s year-end with that of Barclays PLC, th reported results cover a period of only nine months. To facilitate evaluation and interpretation, these results are compared with unaudited pro forma resul for the nine months ended 31 December 2004.

Headline earnings increased by 22,1% to R4 902 million in comparison with headline earnings of R4 014 million for the corresponding period of the previ financial year. Headline earnings per share increased by 20,0%, from 617,0 to 740,4 cents per share.

The Group delivered a return, on an annualised basis, of 26,5% on average shareholders" equity (December 2004: 25,2%). A final dividend of 135 cents pe share has been declared, bringing the total dividend for the nine months to 2 cents per share. This compares favourably with the 295 cents per share declar in respect of the twelve months ended 31 March 2005 and represents a dividend cover of 2,5 times.

The Group has made good progress with the initiatives to deliver sustainable future benefits envisaged as part of the transaction whereby Barclays PLC acquired a controlling shareholding in Absa. As part of the second phase of t transaction, Absa acquired the Barclays South Africa operations effective 1 January 2006.

Diluted headline earnings per share

The options issued to the Absa Group Limited Share Incentive Trust, the Absa Share Ownership Trust (the trust established to facilitate Absa"s employee sh ownership programme), and Batho Bonke Capital (Proprietary) Limited (Absa"s black economic empowerment partner) diluted headline earnings per share by 29 cents to 710,9 cents per share. Accordingly, the growth in fully diluted headline earnings per share was 18,3% compared with the same period in the previous financial year.

Accounting policies

Absa implemented the International Financial Reporting Standards (IFRS) with effect 1 April 2005. The opening balance sheets at 1 April 2004 and 1 April 2 have been restated accordingly. The income statement for the twelve months to March 2005 has been restated, as has the pro forma unaudited results for the nine months to December 2004.

However, it is important to note that selected areas of IFRS are only applied prospectively in terms of the standards, resulting in figures still not being 100% comparable on a line-by-line basis. The standards that were prospectivel applied were detailed in Absa"s SENS announcement issued on 25 October 2005.

The Group"s results for the nine months ended 31 December 2005 have been audi by the Group"s auditors, Ernst & Young and PricewaterhouseCoopers Inc. Their audit report is available for inspection at the Group"s registered address, 3 Floor, Absa Towers East, 170 Main Street, Johannesburg, 2001.

Operating environment

Domestic demand conditions remained buoyant during the nine months ended December 2005. Motor vehicles and other durable goods sales showed rapid grow Much of this was financed by credit and stimulated by a further 50 basis poin reduction in interest rates in April 2005. Consumers continued to take on additional debt, pushing the debt-to-disposable income ratio up to 63,4% in September 2005 - the highest level since 1990. This level is still considered affordable in view of recent strong gains in real household income and the lo interest rate environment.

Real economic growth in 2005 is estimated to have averaged just less than 5%. Household consumption expenditure grew at an estimated 6,7% (real growth), on again providing a major boost to economic growth. Although gross fixed capita formation growth remained strong, the growth rate of the production side of t economy again failed to match the increase in expenditure, as was evidenced b the current account deficit, which widened to around 5% in the latter part of 2005.

Although high and rising commodity prices should support the mining sector, s weakness could again impact agriculture and manufacturing production if the global economy slows and rand strength persists. The stronger rand and oil prices coming off their earlier peaks also benefited the inflation outlook. However, the economy has been running at very high levels of capacity utilisation despite a strong increase in fixed capital formation. This increa the possibility of a pickup in inflation later in 2006. In addition, the risi current account deficit and still very brisk pace of spending and credit upta suggest that interest rates may stay on hold for a more prolonged period than initially expected.

Group performance

Net interest income increased by 21,7%, from R7 924 million for the nine mont to 31 December 2004 to R9 647 million for the nine months ended 31 December 2005.

Credit demand remained strong, particularly in the retail environment. Mortga loan and credit card growth were the main contributors to the overall retail loan growth of 24,7% for the nine months. Commercial and wholesale loans grew 15,9% and 13,8% respectively. Total advances growth for the nine months was 20,1%, or 26,7% on an annualised basis. In spite of the continued pressure on lending margins in selected markets and an increased reliance on wholesale funding, the Group"s margin in respect of average assets improved from 3,25% March 2005 to 3,36% for the nine months to December 2005. The improved margin can be attributed primarily to the implementation of IFRS, which requires certain fee income directly related to the acquisition of loans to be treated part of the net interest margin.

The bad debt charge of R569 million for the period was significantly lower th the R978 million charge for the same period of 2004. The ratio of non-perform advances to total advances declined to 1,7%, the lowest in the history of the Group. On an annualised basis, the Group"s impairment ratio (income statement charge as a percentage of average advances) for the period was only 0,26% compared with the 0,35% and 0,52% reported in September 2005 and March 2005 respectively. This low charge is underpinned by the further improvement in th

number and value of non-performing loans and increased success in the recover of previously written-off amounts.
The Group"s credit management policies, procedures and techniques are sound a will be further enhanced by continuing to apply best practice. The levels of provisions held in the Group are prudent and adequately cover the risk of uncollectable amounts.
Approximately 77% of non-interest income was derived from transaction-based f and commissions. Other major sources included life and short-term insurance activities (7,7%) and treasury trading (7,4%). Fee and commission income, bef and after IFRS reclassifications, grew by 16,8% and 10,8% respectively.
Transaction volume growth and the continued increase in retail customer numbe were the main growth drivers. Revenue from treasury trading activities was 25 higher than in the same period of 2004. The Group"s insurance activities continued to perform well, assisted by the growth in new business, favourable underwriting conditions, operational efficiencies and strong growth in the equity portfolio.
Operating expenditure increased by 18,9% compared with the corresponding nine months of 2004. Areas contributing to the relatively high cost growth include the expansion of the Group"s branch and automated teller machine (ATM) networ increased business volumes, expenditure relating to the Barclays transaction, regulatory and compliance-related activities, as well as staff costs. The increased staff costs emanate from the Group"s emphasis on customer service i an environment where banking transactions and activities increased dramatical Barclays alignment and synergies costs, the winding-up of the Group"s international operations as well as performance-related incentives also resul in increased costs.
The Group"s cost-to-income ratio is in line with the ratio reported for March 2005 if the costs relating to the Barclays transaction and synergy initiative are excluded. However, if the Barclays related costs are included, the cost-t income ratio deteriorated from 56,6% in March 2005 to 58,0% in December 2005 owing to top-line income growth, at 17,9%, lagging expenditure growth over th period.
The earnings uplift resulting from exploiting synergies inherent to the Barcl transaction will become increasingly evident, although the net earnings impac will remain negative during 2006. Benefits are expected to exceed expenditure during 2007. Management believes it remains well placed to deliver R1,4 billi pre tax per annum in sustainable benefits four years (mid 2009) after the completion of the transaction.
Segmental reporting
Retail banking - Headline earnings up 21,4%
Retail banking increased its headline earnings contribution to R2 136 million (December 2004: R1 759 million), with strong performances from all customer segment and product business units. Retail Banking Services and Absa Home Loa (net of repossessed properties) performed strongly, growing headline earnings for the nine months by 29,1% and 26,5% respectively. Although the earnings of the private bank did not increase from those of the comparable period, this entity met expectations after taking account of the restructuring exercise. T restructuring enables the delivery of an enhanced service offering to a large number of customers.
The strong performance of retail banking as a whole resulted from a buoyant consumer and property market and a low interest rate environment. Net advance were 24,7% higher than those recorded for the year ended 31 March 2005. The m driver was mortgage loan growth, up 28,4% from March 2005, which was well-supported by credit card and personal loan growth of 28,5% and 26,0% respectively.
Increased transaction volumes continued to drive non-interest income growth. Price increases contributed moderately as they were kept well below the inflation rate. The growth in transaction volumes emanated from the increased activities of existing customers and growth in the retail customer base from million in March 2005 to 7,6 million in December 2005.
The credit impairment charge in the retail market declined to a historical lo

of 0,11%. This charge reflects the quality of the advances portfolio and the improved net worth of customers, partly owing to the strong growth in residential property values.

During the nine months under review, 43 new staffed outlets were opened, main in previously disadvantaged areas, and a further 48 extensively upgraded. An additional 757 ATMs were added to the delivery footprint. This expansion of t Group"s delivery reach enhances the sustainability of future revenue growth a provides access to financial services to a far greater proportion of the Sout African population.

Commercial banking - Headline earnings up 29,5%

Commercial banking increased its headline earnings contribution to R1 294 million. Profit drivers included advances growth of 15,9% (mainly in the larg and medium business segments and asset and vehicle financing), improved credi quality and returns generated from property related investments.

Business Banking Services experienced some margin pressure on selected advanc and deposit products, but was able to grow its customer base and market share Despite the solid advances growth of 17,9%, the 0,53% credit impairment charg was lower than the March 2005 ratio of 0,92%. Investments in a number of list property vehicles contributed handsomely to non-interest income.

During recent years, Absa Vehicle and Asset Finance (AVAF) has extended its reach beyond its traditional vehicle finance markets into financing other classes of commercial moveable assets. Resulting from this strategy, office automation finance, in particular, experienced solid growth in the period und review.

AVAF benefited from strong growth in new vehicle sales owing to low interest rates and a lack of vehicle price increases. This assisted AVAF in increasing its market share in the new vehicle segment. In addition to this AVAF retaine its leadership position in the pre-owned vehicle market.

Wholesale banking - Headline earnings up 20,8%

The demand for credit in the large corporate market continues to be sluggish, although there are indications that capacity utilisation is reaching high levels. The Group"s domestic operations nevertheless achieved advances growth 13,8% by focusing on specialised and project finance. Transaction income benefited from increased deal flows in merchant banking, particularly in the areas of empowerment and project finance. Revenue from treasury trading activities was strong, particularly during the last quarter, as a result of increased customer flows. Investment banking posted R101 million in respect o gains on private equity investments.

The Group"s international operations in Singapore and Asia will be closed by end of the first quarter of 2006 and the London office significantly scaled down. This contributed to a loss of R39 million being posted by these entitie for the period under review. Bankhaus Wolbern performed well and posted earni of R99 million for the period. Subsequent to 31 December 2005, the Group has agreed to sell Bankhaus Wolbern conditional on, inter alia, German and South African regulatory approval.

Other African operations - Headline earnings up 45,2%

The Group"s African operations outside of South Africa performed satisfactori with the Tanzanian and Namibian operations leading the way. Although the contribution from the Group"s African operations remains modest, the returns this environment are potentially attractive and support the Group"s rationale for further expansion in Africa.

Financial services - Headline earnings up 32,4%

The Group"s bancassurance activities performed exceptionally well, with very strong operational and underwriting performances by both the life assurance a short-term insurance operations. Strong equity markets also contributed handsomely.

Absa Life"s earnings were mainly driven by significant sales success, particularly in respect of retail credit risk business. Favourable weather conditions and claims management efficiencies contributed to good profitabili on short-term property insurance.

Absa Brokers made strong inroads into the short-term market, especially perso

lines business and e-delivery. Absa Trust achieved record levels of trust ass values under management and also experienced significant growth in terms of t inflow of wills.
Current focus areas include further product delivery integration with Absa branches, expansion of the product range to satisfy customer needs, customer retention and increased cross-selling.
Net asset value and capital adequacy
The net asset value of the Absa Group increased by 8,8% from 3 577 cents per share to 3 890 cents per share during the period under review. This modest increase follows higher dividend payouts during the period to reduce the surp capital in the Group to a more acceptable level.
On the basis of the prescribed consolidated capital requirements of the SARB, the Group"s capital stood at 11,3% of risk-weighted assets at 31 December 200 (March 2005: 12,0%). The Group"s primary capital ratio was 8,6% (March 2005: 9,1%) and its secondary capital ratio was 2,7% (March 2005: 2,9%).
Prospects
Consumer credit demand, particularly in the retail environment, is expected t remain strong during 2006, albeit not as buoyant as in the past two years. Inflation is expected to remain within the government"s target range of 3-6% interest rates are likely to remain stable over the next year.
Interest margins will probably contract further over the next year, mostly as result of the competitive landscape and increased reliance on wholesale fundi Credit quality should remain good, but the charge to the income statement is expected to edge upwards to more sustainable levels.
It is in this positive economic environment, which is particularly favourable retail banking, that the Group is expected to continue to prosper.
On behalf of the board

D C Cronje	S F Booysen
Chairman	Group chief executive

21 February 2006
Declaration of ordinary dividend no 39
Shareholders are advised that a final dividend of 135 cents per ordinary shar was declared on Tuesday 21 February 2006, and is payable to shareholders recorded in the register of members of the company at the close of business o Friday, 17 March 2006.
In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE Limited, the following salient dates for the payment of the dividend are applicable:

Last day to trade cum dividend	Friday, 10 March 2006
Shares commence trading ex dividend	Monday, 13 March 2006
Record date	Friday, 17 March 2006
Payment of dividend	Monday, 20 March 2006

Share certificates may not be dematerialised or rematerialised between Monday 13 March 2006, and Friday, 17 March 2006, both dates inclusive.
On Monday, 20 March 2006, the dividend will be electronically transferred to bank accounts of certificated shareholders who use this facility. In respect those who do not, cheques dated 20 March 2006 will be posted on or about that date. The accounts of shareholders who have dematerialised their shares (whic are held at their central securities depository participant or broker) will b credited on Monday, 20 March 2006.
On behalf of the board
W R Somerville
Group secretary
21 February 2006
Enquiries:
Jacques Schindehutte +27 (11) 350-4850
Eric Wasserman +27 (11) 350-5887
Issued by:
Sue Steyn
Investor Relations
Absa Group Limited

4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: +27 (11) 350-4394. Fax: +27 (11) 350-6487
E-mail: sues@absa.co.za
Date: 21 February 2006
Lead sponsor to Absa
Merrill Lynch South Africa (Proprietary) Limited
Co-sponsor
Absa Corporate and Merchant Bank - Corporate Finance, a division of Absa Bank Limited
Date: 21/02/2006 07:00:19 AM Produced by the JSE SENS Department

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

10 March 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

**FILE REFERENCE NO.
082-04569**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find a copy of an announcement in respect of Directors' dealings in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday, 8 March 2006.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

**W R SOMERVILLE
GROUP COMPANY SECRETARY**

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	J P Van Der Merwe
Designation:	Absa Bank Limited Executive Director
Date of transaction:	8 March 2006
Number of shares purchased:	18 333 at 3743 cents per share
Nature of transaction:	Purchase of shares following the exercise of options which was granted on 19 June 2001
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R686 204.19
Nature of Interest:	Direct Beneficial

Clearance to deal in terms of the Listings Requirements of the JSE Limited has been obtained in respect of this transaction.

Johannesburg
8 March 2006

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

10 March 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO. 082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: RESIGNATION OF DIRECTOR

Attached please find a copy of an announcement in respect of the resignation of an Executive Director of Absa Group Ltd as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday, 17 February 2006.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

Absa Group Limited

(Incorporated in the Republic of South Africa)

Registration number: 1986/003934/06

("Absa" or "the Group")

JSE share code: ASA

Issuer code: AMAGB

ISIN: ZAE000067237

RESIGNATION OF EXECUTIVE DIRECTOR OF ABSA BANK LIMITED

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.59 OF THE LISTINGS REQUIREMENTS OF JSE LIMITED, THE FOLLOWING SHOULD BE NOTED:

The board of directors of Absa announces the resignation of Absa Bank Limited executive director Israel Skosana from the Absa Bank Limited board, effective 17 February 2006. He has been a director of Absa Bank Limited, the Group's main operating subsidiary, since 2002. An announcement from Absa's Group chief executive, Steve Booysen, is set out below.

"It is with regret that I announce that Israel Skosana has decided to leave Absa to pursue alternative career opportunities.

During his time with Absa, Israel has been passionate about the organisation and a good colleague at the Group Executive Committee (Exco). He has made a strong contribution to the success of the Group to date.

His current portfolio will be divided amongst several Exco members, as follows:

- ***Group Procurement/Logistics/REAM:*** *Sipho Mashinini will continue to run this area reporting to Robert Emslie.*

- ***Corporate Social Investment (CSI) and Black Economic Empowerment (BEE)***: *Riah Phiyega, who leads the CSI and BEE portfolio, will report to Allan Fielder.*
- ***Communication/Public Relations (PR)***: *Kenneth Clarke will continue to run this area reporting to Allan Fielder.*
- ***Group Marketing***: *Happy Ntshingila and the marketing team across the Group will report to Louis von Zeuner.*

These changes to the structure will take effect immediately.

I would like to thank Israel for the valuable contribution he has made at Absa and wish him every success with his future endeavours."

Enquiries:

Steve Booysen +27 (11) 350-3047
Allan Fielder +27 (11) 350-4770

Issued by:

Sue Steyn
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: +27 (11) 350-4394. Fax: +27 (11) 350-6487
E-mail: sues@absa.co.za
Date: 17 February 2006

Lead sponsor to Absa

Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor

Absa Corporate and Merchant Bank - Corporate Finance, a division of Absa Bank Limited

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

10 March 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

**FILE REFERENCE NO.
082-04569**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find a copy of an announcement in respect of Directors' dealings in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Thursday, 9 March 2006.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

**W R SOMERVILLE
GROUP COMPANY SECRETARY**

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	D C Arnold
Designation:	Absa Group Limited & Absa Bank Limited non-executive director
Date of transaction:	7 March 2006
Number of shares purchased:	1,000 at 11350 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R113 500.00
Nature of Interest:	Direct Beneficial

Clearance has been obtained in respect of this dealing in securities.

Johannesburg
9 March 2006

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank